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FAEGRE & BENSON [LOGO]

                                                                REBECCA PAULZINE
                                                            rpaulzine@faegre.com
                                                                  (612) 766-7724

                                  May 25, 2006


Vincent J. DiStefano                                      Via Overnight Delivery
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re:      Nakoma Mutual Funds
                  Files Nos. 333-132392, 811-21865

Dear Mr. DiStefano:

         We filed a pre-effective amendment to the registration statement on Form N-1A for the Nakoma Mutual Funds which currently issues its shares in one series, the Nakoma Absolute Return Fund (the "Fund") pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on May 25, 2006. We are in receipt of your April 11, 2006 letter and have made the changes requested in your letter.

         In the following paragraphs, we describe the changes we have made to the registration statement in response to your comments. Your original comments have been italicized, and the page numbers we reference are the page numbers of the EDGARized version.

PROSPECTUS

COMMENT:  INVESTMENT OBJECTIVE

         Disclosure in this section indicates the Fund's sole objective is capital appreciation, yet disclosure elsewhere indicates the Fund will engage in securities lending and other activities consistent with income as an investment objective. Please clarify whether income is an investment objective of the Fund.

Response

         Income is not an investment objective of the Fund. We have, however, amended the revised the investment objective as follows: "The Fund seeks absolute returns with low volatility independent of equity market conditions." See page 4 of the prospectus.

COMMENTS:  PRINCIPAL INVESTMENT STRATEGIES

         Please consider replacing "expectations" with "fundamental" in the first paragraph of this section, as the paragraph describes a fundamentals-driven approach to stock selection while it omits other aspects of the Fund's investment strategy, e.g., dynamic asset allocation and risk management.

         The disclosure in the fourth paragraph of this section, which describes dynamic asset allocation, contains much jargon and is not easy to understand. Please re-write the paragraph in plain English. See Rule421 under the Securities Act of 1933.

         The disclosure in the eighth paragraph of this section, which describes "A significant component of the Fund's investment program," is written largely in the passive voice. Accordingly, it is not easy to understand. Please re-write the paragraph in plain English, using an active voice.

Response

         We have rewritten this section consistent with your comments. Please see pages 4-5 of the Prospectus.

         Please confirm that the Fund will not participate in reverse repurchase agreements.

Response

         We confirm that the Fund will not participate in reverse repurchase agreements.

         If derivatives are part of the Fund's principal strategy, please summarize in this section the Fund's investment strategies that involve the use of derivatives. Please disclose the risks of derivatives in the summary of the Fund's principal risks.

Response

         Derivatives are not a part of the Fund's principal strategy and the Fund will not invest more than 5% of its net assets in such instruments. This strategy has been moved to the "More Information on Non-Principal Investment Strategies" and has related risk disclosure in the section "More Information on Non-Principal Risks". Please see prospectus pages 10 and 11.

COMMENTS:  SUMMARY OF PRINCIPAL RISKS

         Since the Fund will borrow from banks for investment purposes, please include an additional paragraph disclosing the principal risks associated with the use of leverage. If the adviser's compensation is based on gross assets, rather than net, please disclose and explain the significance of this arrangement here.

Response

         The risks of borrowing are disclosed in the Summary of Principal Risks in the section on short sections. Please see prospectus page 6. Revised risk disclosure concerning borrowing and leverage in contained in the section "More Information on Principal Risks". Please see prospectus page 10.

         The Adviser's compensation is not based on gross assets, so no disclosure to that effect has been made.

         Since the Fund will invest in foreign and mid-cap stocks, please disclose all associated risks. If the Fund will also invest in emerging market securities, please disclose the associated risks.

Response

         Disclosure has been added to page 6 of the prospectus. The Fund will not be investing in emerging market securities.

         Please disclose in this section that Nakoma has no history of advising a registered investment company such as the Fund.

Response

         Disclosure has been added to the section "Manager Risk" on page 6 of the prospectus.

         May the adviser liquidate the Fund without Board and/or shareholder approval?

Response

         No, and the disclosure concerning "New Fund Risk" on page 6 of the prospectus has been revised to clarify that point.

COMMENTS:  FEES AND EXPENSES

         Please remove the footnotes from between the fee table and Example and insert them immediately after the Example.

Response

         This has been done.  Please see page 7 of the prospectus.

         Please insert the word "Less" at the beginning of the line item "Expense Waiver/Reimbursement." Please delete the word "Waiver" from the same line item, as the adviser retains the right to recover expense reimbursements from the Fund.

Response

         "Less" has been inserted. The line item has been renamed "Less Fee Waiver/Expense Reimbursement," which more accurately describes the arrangement.

         If the adviser may terminate the expense reimbursement at any time, please remove the last two line items from the fee table. The information may be disclosed in a footnote to the fee table.

Response

         The expense reimbursement is a contractual obligation that may not be terminated at any time.

         Please confirm that the costs of selling short (i.e., interest and dividends) are included in other expenses and in net total annual operating expenses. Explain the inclusion of these costs and disclose their amount in a footnote to the fee table.

Response

         Such costs are included in the table and explained in footnote 2.

         Please confirm that the Fund's expected leverage costs are included in net total annual fund operating expenses.

Response

         Such costs are included.

         Please file, as an exhibit to the registration statement, any agreements regarding the adviser's obligation to reimburse and/or waive certain fees and expenses, and any agreements regarding the obligation of the Fund to reimburse the adviser for fee reductions or payment of Fund expenses.

Response

         The Expense Limitation Agreement between the Fund and the adviser has been filed as an exhibit to the registration statement.

COMMENT:  CASH POSITION

         This section appears to be a description of the Fund's policy of taking temporary defensive positions. Please change the heading of this section to "Temporary Defensive Position" or a similar heading to describe clearly the content of the section. Also, temporary defensive positions may only be taken when the Fund is confronted with adverse market, economic, political, or other conditions. Please explain to us how the Fund being "unable to locate attractive investment opportunities" is consistent with the types of conditions listed above. See instruction 6 to Item 4 of Form N-1A.

Response

         This section has been revised. Please see page 10 of the prospectus.

COMMENT:  BORROWING

         Please clarify when the Fund will borrow, e.g., always, or in specific circumstances, and the extent to which it will borrow.

Response

         This section has been revised. Please see page 8 of the prospectus.

COMMENT:  OTHER TYPES OF INVESTMENTS

         Disclosure in the prospectus seems to indicate that material amounts of the Fund's assets will be allocated to the investment described in this section. Accordingly, the section titled "Principal Investment Strategies" should contain disclosure pertaining to such investments.

Response
         These sections have been reorganized to differentiate better the principal and non-principal investment strategies and principal and non-principal investment risks. Please see pages 5-12 of the prospectus.

         Please disclose the percentage of Fund assets to be invested in derivatives.

Response

         Please see the disclosure on page 10 of the prospectus.

         Please disclose the risks associated with ETFs (e.g., duplication of fund fees), derivatives, illiquid investments, and purchasing securities on a when-issued, delayed delivery, or forward commitment basis. Also, please summarize the limitations of Section 12(d) of the Investment Company Act of 1940 on the Fund's ability to invest in ETFs.

Response

         The risks of ETFs, derivatives and illiquids have been disclosed on page 11. References to the other securities have been deleted. Section 12(d)'s limitations have been disclosed on page 9.

COMMENT:  PORTFOLIO TURNOVER

         If the Fund's portfolio will exceed 100%, please state explicitly that the Fund will have high portfolio turnover, and provide an estimate of the turnover rate.

Response

         Please see the revised disclosure on page 9.

COMMENTS:  MORE INFORMATION ON RISKS

         Please insert the word "Principal" before "Risks" in the heading for this section.

Response

         These sections have been reorganized to differentiate better the principal and non-principal investment strategies and principal and non-principal investment risks. Please see pages 5-12 of the prospectus.

         Please define the term "GDR" as used in this section.

Response

         The term has been deleted.

         The paragraph titled "Illiquid Securities" does not disclose the risk of loss attendant with investing in illiquid securities. Please state explicitly that the Fund may be unable to sell illiquid securities at market value or may be forced to sell at a discount.

Response

Please see the disclosure on page 11.

         Disclosure in this section indicates the Fund will use currency hedging techniques to manage currency risk, yet disclosure elsewhere indicates the Fund will invest only in securities traded in the U.S. Please clarify why the Fund will use currency hedging techniques.

Response

         The practice will not be used and the references have been deleted.

MANAGEMENT OF THE FUND

         The disclosure in this section indicates Messrs. Fedenia and Smith are both Managing Director of the Fund. Is this correct? Also, please disclose Mr. Smith's work history for 1999, which is currently missing.

Response

         They are each Managing Directors of the investment adviser, not the Fund. Mr. Smith will not be a portfolio manager and has been deleted as such from the filing.

COMMENT:  PAYMENTS TO INVESTMENT PROFESSIONALS AND FINANCIAL INSTITUTIONS

         Disclosure in the third paragraph of this section indicates the Fund, rather than the adviser, makes payments to certain institutions. Please disclose the reasons for the payments.

Response

         References to payments by the Fund have been deleted.

COMMENT:  MARKET TIMING CONSEQUENCES

         How will the Fund know of an investor's trading history through financial intermediaries, in other mutual funds, or in accounts under common control or ownership?

Response

         Such language has been deleted.

COMMENT:  PURCHASING SHARES

         Please define the term "in good order" as it is used in this section. Please state the usual time of the close of regular trading on the New York Stock Exchange in this section. Please explain that shareholders buying or selling through non-authorized agents will receive the NAV next calculated after the Fund receives the order.

Response

         Please see the revised disclosure on pages 13 ("good order"), 16 (closing time) and 16, 17, 18 (non-authorized agents).

         How will the Fund recover losses, for which a shareholder is responsible, in the event it cannot recover from the shareholder?

Response

         Such disclosure has been deleted.

COMMENTS:  CALCULATING SHARE PRICE

         Please identify in this section any national holidays when shares will not be priced.

         Please state who makes fair value determinations for the Fund.

         Please disclose the effects of using fair value pricing.

Response

         Please see the revised disclosure on page 19 of the prospectus.

COMMENT:  PAYMENT OF REDEMPTION PROCEEDS

         Please disclose the $15.00 wire transfer fee in a footnote to the fee table.

Response

         It has been disclosed.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT POLICIES

         Please disclose the Fund's diversification policy in this section.

         Please clarify that the Fund may not concentrate its investments in any particular industry or group of industries.

         Please clarify whether the Fund may invest in foreign securities which are not traded in the United States.

         Please clarify that an increase in the Fund's percentage of borrowings due to a change in the value or liquidity portfolio securities which exceeds the Fund's borrowing limits will be considered a violation of the Fund's fundamental borrowing policy.

         Please clarify the Fund's investment limitation regarding the issuance of senior securities. Under what conditions, permitted by the 1940 Act and the rules and interpretive positions of the SEC, might the Fund issue senior securities?

Response

         Please see the revised disclosure on pages 25-28 of the filing.

DISCLOSURE OF PORTFOLIO HOLDINGS

         The disclosure in this section does not appear to include all information required by Item 11(f)(1)9ii), (iii), (v), (vi) and (vii) of Form N-1A.

         The disclosure in this section indicates that the adviser will disclose portfolio holdings to rating and ranking organizations without requiring the information to be kept confidential, or the recipients to refrain from trading on the information. Please explain how this is consistent with the Fund's or adviser's fiduciary obligations and the antifraud provisions of the federal securities laws. See SEC Release No. IC-26418 (May 28, 2004).

Response

         Please see the revised disclosure on pages 38-40 of the filing.

COMMENTS:  CLOSING

         Please advise us if you have submitted or expect to submit an exemptive application (in addition to the Section 19 application the Fund has already filed) or no-action request in connection with your registration statement.

Response

         We have not and do not expect to submit any such applications or requests.

         Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Response

         The Fund proposes to omit no such information.

         We urge all persons who are responsible for the accuracy and adequacy of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

         Such letter has been filed in connection with the registration statement filing.

                                                               *********

         If you have any comments or questions, please feel free to call me at 612-766-7724 or Steve Lentz at 612-766-8651.

                                   Sincerely,

                                   /s/ Rebecca Paulzine

                                   Rebecca Paulzine


M1:1314818.03


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